CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-0404 Attn: Mr. Dominic Minore, Division of Investment Management	Your reference: Our reference: Direct Dial: +1 212 878 3206 Email: Jefferey.LeMaster@cliffordchance.com February 27, 2018

Re: NorthStar Real Estate Capital Income Fund (the "Trust") (File Nos. 333-207678; 811-23109)

Dear Mr. Minore:

On behalf of the Trust, we transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, a copy of Post-Effective Amendment No. 8 to the Trust's registration statement on Form N-2 (the "Registration Statement").

The Registration Statement is being filed for the purposes of (i) updating the Trust's financials and (ii) revising the Registration Statement to update other disclosure.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained by the Trust.

It is expected that the Trust will respond to any comments the SEC may have, filing an additional post-effective amendment, if necessary, and, after the resolution of any comments, filing a request to accelerate the effectiveness of the Registration Statement.

If you have any questions concerning the foregoing, please call Clifford R. Cone at (212) 878-3180 or the undersigned at (212) 878-3206.

Best Regards,

/s/ Jefferey D. LeMaster
Jefferey D. LeMaster

cc:	Clifford R. Cone

Matthew A. Press